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TD Modern Slavery and Human Trafficking Report
This report is being provided to our shareholders along with our annual financial statements, pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act.
TD Bank Group (“TD” or the “Bank”) is committed to supporting and respecting the protection of human rights, and stands against all forms of modern slavery and human trafficking.(1) We understand the important role we play in respecting human rights, and we aim to avoid causing or contributing to adverse human rights impacts.
This report is published under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act on behalf of The Toronto-Dominion Bank, and under the UK’s Modern Slavery Act 2015 on behalf of The Toronto-Dominion Bank and its subsidiaries TD Global Finance Unlimited Company (“TDGF”) and TD Bank Europe Limited (“TDBEL”). This report covers these entities’ fiscal years ended October 31, 2023.
1. Our Structure, Activities, and Supply Chains
The Toronto-Dominion Bank is a federally regulated bank governed by Canada’s Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”).(2)
TD is a diversified financial institution headquartered in Toronto, Canada, with more than 95,000 employees across four key businesses: Canadian Personal and Commercial Banking, US Retail, Wealth Management and Insurance, and Wholesale Banking. TD operates primarily in Canada and the United States and also has operations in several other regions, such as the United Kingdom, Europe, and Asia-Pacific.
TDBEL is authorized and regulated by the Bank of England’s Prudential Regulation Authority and the UK Financial Conduct Authority for investment business conducted in the UK. TDBEL’s primary business is the management of an investment portfolio to support TD’s global liquidity risk management program.
TDGF is regulated by the Central Bank of Ireland. The principal activities of TDGF include global fixed income (origination, syndication, and secondary trading), global foreign exchange, global equity derivatives, and repurchase agreement (“repo market”) and funding activities.
TD’s spending on the procurement of goods and services from third-party suppliers primarily goes to suppliers based in Canada and the United States, with other suppliers based in countries such as the UK, India, Ireland, and Singapore.(3) Our suppliers provide a range of goods and services to the Bank, such as IT and communications equipment and services, office supplies, promotional merchandise, software, consulting and advisory services, financial transaction services, and offshoring services. Our operations, direct suppliers, and workforce, comprised mostly of office and retail staff, are based primarily in Canada and the United States.
2. Modern Slavery Risks in Our Business and Supply Chains
We recognize that human rights observers have identified the potential for modern slavery and human trafficking in the production of goods such as electronics, office furniture, and garments; in the production of materials that may be present in those goods, such as steel, timber, and textiles; and in third-party services such as staffing agencies, offshoring services, and hospitality services. There is also a risk that financial services could be used directly or indirectly to support activities related to modern slavery or human trafficking.
3. Measures to Assess and Address Modern Slavery Risks
TD has a number of relevant policies, due diligence processes, and training programs in place to help mitigate the risk of unlawful activities in our business and supply chains, including modern slavery and human trafficking. These are outlined below in section 3.1.(4) We recognize, however, that we can always look for improvements. We intend to review our procurement and risk management practices to determine appropriate enhancements we can make to further address the risk of modern slavery and human trafficking in our supply chains.

(1)
We use the term “modern slavery” to refer to forced labour, child labour and other forms of slavery.

(2)
Details and locations of TD’s principal subsidiaries can be found at note 32 of the Bank’s consolidated financial statements for the fiscal year ended October 31, 2023.

(3)
These suppliers may use contractors or sub-contractors located in, and may procure goods and services from, other jurisdictions.

(4)
These policies, due diligence processes, and training programs apply enterprise-wide to The Toronto-Dominion Bank and the subsidiaries covered by this report. We have therefore provided a single, consolidated description below.

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3.1 Policies, Training, and Due Diligence Processes
Our relevant policies, training and due diligence processes can be divided into those concerning our suppliers, our employees, and the services we provide to customers.
Our Suppliers
Our commitment to human rights and combatting modern slavery is also reflected in how we select our suppliers. New or prospective suppliers providing goods or services through the Bank’s centralized Strategic Sourcing Group (SSG) must register through an enterprise procurement system requiring them to represent to TD that they operate in accordance with the expectations described in our Supplier Code of Conduct, including those relating to the protection of human rights and fair labour practices. Our contracting standards for negotiated contracts (generally for transactions that are considered high- or medium-risk based on specified criteria) and contract templates also require suppliers to comply with applicable law and to refrain from engaging in any unfair, deceptive, abusive, or unethical business practices.
The Supplier Code of Conduct reflects and frames the values and standards that TD expects suppliers and their subcontractors to comply with when engaged in business with us. Specifically, suppliers are expected to have guidelines, policies, and practices that are communicated throughout their organization, upheld by all levels of management, and considered and applied to their own supply chain activities, which address the following:
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Protection of human rights;

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Protection of health and safety;

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Fair labour practices;

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Code of conduct and ethics;

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Diversity and inclusion;

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Anti-bribery/anti-corruption;

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Environmental sustainability;

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Legal and regulatory compliance;

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Privacy and confidentiality;

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Accessibility;

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Corporate responsibility; and

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Supplier diversity.

Within the Supplier Code of Conduct, there are six criteria relevant to the issues of modern slavery and human trafficking:
Protection of Human Rights
Respect for basic human rights, including rights to life and liberty, freedom of thought and expression, and equality; no tolerance for and protections against workplace harassment or abuse, violence, and discrimination (including for reasons protected by applicable human rights laws, such as a person’s race, colour, sex, sexual orientation, gender identity, national origin, religion, veteran status, marital status or disability).

Protection of Health and Safety	A culture of safety and supporting practices, minimizing risk of injury, illness, or death, and documented safety procedures (including accident reporting and emergency evacuation).
Fair Labour Practices
No tolerance for use of any form of child or forced labour, slavery, or human trafficking, in any operations or facilities; compliance with applicable labour laws, including those relating to wage rates and conditions of employment.

Code of Conduct and Ethics	Guidelines for workplace performance that define organizational expectations in respect of ethical, moral, and legal behaviours.
Legal and Regulatory Compliance	Compliance with applicable laws and regulatory requirements applicable to suppliers, to TD and to goods and services being provided.
Corporate Responsibility	Policies, practices and relevant reporting that demonstrate a commitment to corporate responsibility for environmental, social and ethical matters.
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In addition, TD’s Respectful Workplace Policy, requires that all TD employees, directors and third-party workers performing work for TD treat all suppliers, vendors, third-party workers, or other persons who are in, or are seeking to have, a business relationship with TD with dignity and respect, and without harassment, discrimination, or violence.
Our Employees and Contractors
We abide by applicable labour laws and standards addressing issues such as equal pay, hours of work, and child labour. In addition, where TD enters into agreements with staffing agencies and offshoring services to assign individuals to perform work on TD’s behalf, TD requires that the third parties represent that all such individuals are eligible and approved to work in the applicable country.
Under the TD Code of Conduct and Ethics, every employee and member of the board of directors of TD, including directors of wholly-owned TD subsidiaries, is required to assess whether business decisions and actions on behalf of the organization are right, legal and fair, and within our risk appetite. The Code of Conduct and Ethics reaffirms the commitments in TD’s Statement on Human Rights, as well as the requirements of the Respectful Workplace Policy noted above. Subject to any exemptions approved by the Enterprise Head of Human Resources, all active employees and Directors are required to complete annual Code of Conduct and Ethics training and to annually attest to compliance.
Eligible employees in the US also attest annually to TD’s Anti-Trafficking Policy, adopted in compliance with the US Federal Acquisition Regulation. Among other restrictions, the Anti-Trafficking Policy prohibits trafficking in persons and certain practices with respect to recruitment, including charging employees for recruitment fees and denying them access to their identity documents.
Services We Provide to Customers
The financial system within which we operate and the services that we provide may be exploited in the pursuit of illegal activities, including money laundering, perpetuating fraud, and other crimes which, in some circumstances, could have connections to modern slavery or human trafficking. With a diversity of customers in multiple jurisdictions, we recognize the risks associated with transactions performed by our customers that may be related to modern slavery and human trafficking. TD’s anti-money laundering (AML/ATF) policies (see TD’s Statement on Anti-Money Laundering, Anti-Terrorist Financing and Sanctions) and anti-bribery and anti-corruption policies (see TD’s Statement on Anti-Corruption) are designed with the objective to detect and deter the use of TD products and services for money-laundering and terrorist financing activities (which may include activities relating to human trafficking), to comply with AML/ATF laws and regulations and economic sanctions laws, and to provide principles of conduct to detect and deter bribery and corruption activities. Currently, all TD employees are required to complete annual AML/ATF trainings that include examples highlighting the risk of money laundering transactions relating to human trafficking activities.
Environmental and social issues, such as human rights, are also addressed within our business risk frameworks and processes. For example, for non-retail credit lending, TD’s Environmental and Social Risk Assessment Tool contains due diligence tools that include human rights considerations. In addition, since 2007, TD subscribes to the Equator Principles, which incorporate requirements for both environmental and social risk considerations in applicable project finance transactions.
3.2 Remediation
The TD Conduct and Ethics Hotline provides a confidential and anonymous communication channel for anyone, both internal and external to TD, to report concerns regarding ethical or legal matters without fear of retaliation. TD customers can also raise complaints through the customer service channels outlined on our ”Resolving Your Complaints” webpage.
The Code of Conduct and Ethics requires TD employees and board members to immediately report any conduct of which they are aware, or which they suspect, violates the Code. TD employees may contact the Between Us: Employee Ombudsman Office for confidential, informal and impartial guidance on how to report a concern.
TD’s contracting standards for negotiated contracts (generally high- or medium-risk transactions based on specified criteria) and contract templates include: (a) an obligation for the supplier to comply with applicable law, notify TD if the supplier is subject to an enforcement or other regulatory action or is otherwise charged with a failure to comply with law or regulatory action, and inform TD of its remediation plans; and (b) TD’s right to terminate the contract for cause, which would include the supplier’s failure to comply with applicable law.
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In our 2023 fiscal year, based on inquiries made with the most relevant teams,5 we did not discover any instances of modern slavery or human trafficking in the production of goods for our operations or in applicable supply chains that required remediation, nor any loss of income to families as a result of any measures we took to prevent the use of modern slavery in our activities and supply chains.(6)
3.3 Assessing the Effectiveness of Our Approach
TD employs a “three lines of defence” model for risk governance in which the first line of defence is the risk owner, the second line provides risk oversight, and the third line is internal audit. The role of the third line is to verify independently that the Bank’s Enterprise Risk Framework is designed and operating effectively and to validate the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk. This includes, for example, independent testing of the effectiveness of AML/ATF controls. TD’s Enterprise AML/ATF Policy, Respectful Workplace Policy, and Supplier Code of Conduct are also annually reviewed and updated as applicable to reflect changes to TD’s operations and legal requirements.
As we examine ways to further integrate human rights considerations into our procurement and risk management processes, we also intend to identify key performance indicators to help us assess the effectiveness of the actions we are taking.
4. Our Consultation and Governance Process
In preparing this report, the Bank engaged with each covered entity and consulted with key areas of the organization across Canada, the United States, the UK, and Ireland, including Environmental and Social Risk Management, Strategic Sourcing, Sustainability & Corporate Citizenship, Human Resources, Legal, Third-Party Risk Management, Global Anti-Money Laundering, and Enterprise Risk Management. These groups have global mandates, which include the subsidiaries to which this report applies.
This report was approved by the Board of Directors of The Toronto-Dominion Bank on February 29, 2024, on behalf of The Toronto-Dominion Bank, TDBEL, and TDGF.
5. Canadian Regulatory Attestation for The Toronto-Dominion Bank
In accordance with the requirements of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in this report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Bharat Masrani, Group President and CEO, TD Bank Group, February 29, 2024
I have the authority to bind The Toronto-Dominion Bank

(5)
Senior Customer Complaints Office, Canadian Personal Banking Customer Care, ESG Stakeholder Engagement, Customer Advocacy and Insights, and the teams who oversee the TD Conduct and Ethics Hotline and the Between Us: Employee Ombudsman Office.

(6)
This paragraph relates to section 11(3)(d) and (e) of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act.

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